FIRST AMENDMENT TO

NSCC MUTUAL FUND

PROFILE SERVICE II AGREEMENT

This first amendment (“Amendment”) to the NSCC Mutal Fund Profile Service II Agreement (the “Agreement”) dated as of September 28, 2020 by and between Austin Atlantic Asset Management Co., and Foreside Distributors, LLC (together, the “Parties”) is effective as of February 29, 2024.

WHEREAS, the Parties desire to amend the Agreement to reflect the assignment of the agreement to Client’s affiliate, Austin Atlantic Capital, Inc.; and

WHEREAS, the parties desire to amend Exhibit B of the Agreement to reflect an updated fund list; and

WHEREAS, Section 11 of the Agreement requires that all amendments and modifications to the Agreement be in writing and executed by the Parties.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. Capitalized terms not otherwise defined herein shall have the meanings set forth in Agreement.

2. The agreement is hereby assigned to Client’s affiliate, Austin Atlantic Capital, Inc.

3. All references in the Agreement to the name of the Client as Austin Atlantic Asset Management Co. are hereby deleted and replaced by Austin Atlantic Capital, Inc.

4. Exhibit B to the Agreement is hereby deleted in its entirety and replaced with the Appendix B attached hereto.

5. Except as expressly amended hereby, all the provisions of the Agreement shall remain unamended and in full force and effect to the same extent as if fully set forth herein.

6. This Amendment shall be governed by, and the provisions of this Amendment shall be construed and interpreted under and in accordance with, the laws of the State of Delaware.

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed in their names and on their behalf by and through their duly authorized officers.

Austin Atlantic Asset Management Co.		Foreside Distributors, LLC

By:	/s/ Aaron Rodriguez	By:	/s/ Teresa Cowan
Name:	Aaron Rodriguez	Name:	Teresa Cowan
Title:	EVP & CFO	Title:	President
Date:	04/10/2024	Date:	4/10/24

Austin Atlantic Capital, Inc.

By:	/s/ Aaron Rodriguez
Name:	Aaron Rodriguez
Title:	EVP & CFO
Date:	04/10/2024

EXHIBIT B

FUND LIST

AMF Large Cap Equity Fund

AMF Large Cap Equity Fund Class H

NSCC Mutual Fund Profile Service II Agreement

This agreement for services (the "Agreement"), dated as of September 28, 2020 (the "Effective Date") is entered into by and between Foreside Distributors, LLC, with its principal office at Three Canal Plaza, Suite 100, Portland, Maine 0410l("Foreside") and Austin Atlantic Asset Management Co., with its principal office at 1 Alhambra Plaza, Suite 100, Coral Gables, Florida 33134 ("Client") (Client and Foreside each a "Party" and together, the "Parties").

WHEREAS, the Client desires that Foreside perform certain services and Foreside is willing to provide those services on the terms and conditions set forth in the Agreement and any attached Appendices.

NOW, THEREFORE, the Parties hereto agree as follows:

SECTION 1. CERTAIN DEFINITIONS

Any initially capitalized terms not defined in this Section I will have the meanings given to them where they first occur in this Agreement.

(a) "Agreement" shall mean this Agreement executed between the Parties.

(b) "Client Data" shall mean any and all information, documentation, or data provided to Foreside by Client or any agent or service provider of Client in connection with the provision of the Services under this Agreement.

(c) "Client Indemnitee" shall mean Client and each of its directors, officers, members, agents and employees.

(d) "Confidential Information" means any non-public or proprietary information that is treated confidential by a Party, including, without limitation, financial information, business practices and policies, know-how, trade secrets, market or sales information or plans, customer lists, business plans, and all provisions of this Agreement, and disclosed to other Party under this Agreement for the express purpose of the provision of Services. Confidential Information shall not include (i) information that is or becomes publicly known without breach of this Agreement by the Receiving Party, (ii) information that is disclosed to the Receiving Party by a third party not under an obligation confidentiality to the Disclosing Party of which the Receiving Party receiving the information should reasonably be aware, or (iii) information that is independently developed by a Party without reference to the other's Confidential Information.

(e) "Disclosing Party" means a party that discloses Confidential Information under this Agreement.

(f) "Foreside Indemnitee" shall mean Foreside, its affiliates and each of their respective directors, officers, members, agents, and employees.

(g) "Losses" shall mean any loss, liability, claim, damage or expense (including the reasonable cost of investigating or defending any alleged loss, liability, claim, damage or expense and reasonable counsel fees incurred in connection therewith).

(h) "Intellectual Property" shall mean, without limitation, any inventions, technological innovations, discoveries, designs, formulas, know-how, processes, business methods, patents, trademarks, service marks, copyrights, computer software, ideas, creations, writings, lectures, illustrations, photographs, motion pictures, scientific and mathematical models, improvements to all such property, and all recorded material defining, describing, or illustrating all such property, whether in hard copy or electronic form, and for the sake of clarity and only with respect to Foreside, all Technology.

(i) "Receiving Party" means a party that receives or acquires Confidential Information from the Disclosing Party under this Agreement.

(j) "Services" shall mean the services set forth in the Service & Fee Appendix attached hereto.

(k) "Technology" means any or all technology, including but not limited to software, software or mobile applications, tools, application programming interfaces (APis), connectors, programable code, computer or web applications, programs, networks and equipment owned by Foreside.

SECTION 2. FORESIDE SERVICES

(a) Foreside will provide the Services as set forth in the Service & Fee Appendix.

(b) Foreside will use commercially reasonable efforts in performing the Services, and shall endeavor to perform the Services in a manner consistent with that degree of care and skill ordinarily exercised by persons of the same profession performing under similar circumstances.

SECTION 3. CLIENT DUTIES AND ACKNOWLEDGMENTS

(a) The Client will pay the fees as set forth in, and in accordance with the applicable Service & Fee Appendix.

(b) Client agrees to:

(i)  Provide Foreside with all necessary documents, records and other information necessary and/or appropriate to enable Foreside to perform the Services, including any records or other information reasonably requested by Foreside. In addition, Client shall provide Foreside with any amendments to, or other changes in, such documents, records, and other information in a reasonable time prior to such amendments or changes becoming effective;

(ii) Respond promptly to any request by Foreside to provide direction or decisions that are reasonably necessary for Foreside to perform the Services;

(iii) Cooperate with Foreside (or Foreside's designee) in all matters relating to the Services, including obtaining any information reasonably requested by Foreside from the Client's service providers to assist Foreside (or Foreside's designee) in performing the Services.

(c) The Client acknowledges and agrees that Foreside shall not be responsible for reviewing or verifying the accuracy of any Client Data provided for use under this Agreement. Client further acknowledges and agrees to (i) review and verify the accuracy of all Client Data prior to use, and (ii) ensure that all Client Data used complies with all applicable laws, rules, and regulations, including those of any self-regulatory agency.

(d) The Client understands and agrees that Foreside is not a law firm and that nothing contained in this Agreement shall be construed to create an attorney-client relationship between Foreside and the Client or to require Foreside to render legal advice or otherwise engage in the practice of law in any jurisdiction. The Client assumes all responsibility for ensuring that the Client complies with all applicable laws, rules and regulations. The Client understands that Foreside does not provide substitute services for the services provided by a certified public accountant.

(e) Client acknowledges and agrees that Foreside may subcontract any or all of its functions or responsibilities pursuant to this Agreement, or utilize the services of certain software vendors, provided that any such subcontracting or use of software vendors shall not relieve Foreside of its responsibilities hereunder. The Client agrees to cooperate with any sub-contractor or vendor of Foreside in order for Foreside or such sub-contractor or vendor to provide the Services contemplated herein.

SECTION 4. LIMITATION OF LIABILITY

(a) Foreside shall be under no duty to take any action under this Agreement except as specifically set forth in this Agreement or as may be specifically agreed to by Foreside in writing.

(b) The Client agrees that Foreside, and each Foreside Indemnitee shall not be liable to the Client for any Losses arising out of or relating to this Agreement for an aggregate amount in excess of the fees paid to Foreside within the twelve (12) month period prior to such Loss. The provisions of this paragraph shall apply regardless of the form of action, damage, claim, liability, cost, expense or loss, whether in contract, statute, tort (including, without limitation, negligence) or otherwise. This limitation of liability shall not apply to any Losses resulting from Foreside's gross negligence or willful misconduct in connection with Foreside's provision of Services to the Client.

(c) Foreside shall not be liable to the Client or any other person for:

(i) any Losses arising out of mistakes, errors or omissions in any Client Data;

(ii) any delay or failure by Foreside to perform the Services caused by any action or inaction of the Client; or

(iii) any action taken or failure to act in good faith or reasonable reliance upon:

I. the advice of the Client, or counsel to the Client; or

II.  any oral or written instruction received by Foreside and reasonably believed in good faith by Foreside to be transmitted by the Client.

(d) Each Party undertakes to perform such duties and only such duties as are expressly set forth herein, or expressly incorporated herein by reference, and no implied covenants or obligations shall be read into this Agreement against any Party to this Agreement.

(e) IN NO EVENT SHALL EITHER PARTY, OR THEIR RESPECTIVE AFFILIATES, AGENTS, EMPLOYEES, OFFICERS, MEMBERS, OR DIRECTORS BE LIABLE FOR CONSEQUENTIAL, SPECIAL, INDIRECT, INCIDENTAL, PUNITIVE OR EXEMPLARY DAMAGES, COSTS, EXPENSES OR LOSSES (INCLUDING, WITHOUT LIMITATION, LOST PROFITS AND OPPORTUNITY COSTS OR FINES), PROVIDED THAT THE FOREGOING LIMITATION SHALL NOT APPLY WITH RESPECT TO INDIRECT DAMAGES ARISING OUT OF OR RELATING TO THAT PARTY'S FRAUD OR WILLFUL MISCONDUCT.

SECTION 5. INDEMNIFICATION

(a) The Client agrees to indemnify and hold harmless each Foreside Indemnitee against any Losses arising out of or based upon (i) any action or inaction of Foreside taken in the performance of its duties and obligations under this Agreement so long as such action or inaction of Foreside was taken in accordance with this Agreement, (ii) the material breach of any obligation, representation or warranty under this Agreement by the Client, (iii) Foreside's use of any Client Data in accordance with the terms and conditions of this Agreement.

(b)  Foreside agrees to indemnify and hold harmless, the Client, and each Client Indemnitee, against any Losses arising out of or based upon the material breach of any obligation, representation or warranty under this Agreement by Foreside.

(c)  In no case is (i) the indemnification provided by an indemnifying party to be deemed to protect against any liability the indemnified party would otherwise be subject to by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement, or (ii) the indemnifying party to be liable with respect to any claim made against any indemnified party unless the indemnified party notifies the indemnifying party in writing of the claim within a reasonable time after the summons or other first written notification giving information of the nature of the claim shall have been served upon the indemnified party (or after the indemnified party shall have received notice of service on any designated agent).

(d) Notwithstanding the foregoing, failure to notify the indemnifying party of any claim shall not relieve the indemnifying party from any liability that it may have to the indemnified party against whom such action is brought, unless failure or delay to so notify the indemnifying party prejudices the indemnifying party's ability to defend against such claim. The indemnifying party shall be entitled to participate at its own expense in the defense or, if it so elects, to assume the defense of any suit brought to enforce the claim, but if the indemnifying party elects to assume the defense, the defense shall be conducted by counsel chosen by it and reasonably satisfactory to the indemnified party. In the event that the indemnifying party elects to assume the defense of any suit and retain counsel, the indemnified party shall bear the fees and expenses of any additional counsel retained by them. If the indemnifying party does not elect to assume the defense of any suit, it will reimburse the indemnified party for the reasonable fees and expenses of any counsel retained by them.

(e) No indemnified party shall settle any claim against it for which it intends to seek indemnification from the indemnifying party, under the terms of section 5(b) or 5(c) above, without prior written notice to and consent from the indemnifying party, which consent shall not be unreasonably withheld. No indemnified or indemnifying party shall settle any claim unless the settlement contains a full release of liability with respect to the other party in respect of such action.

SECTION 6. REPRESENT ATIONS AND WARRANTIES

(a) Each Party represents and warrants to the other Party that:

(i)  it is duly organized, validly existing, and in good standing under the laws of its jurisdiction of organization;

(ii) it is empowered under applicable laws and by its organizational documents to enter into this Agreement and perform its duties under this Agreement;

(iii) all requisite corporate or company proceedings have been taken to authorize it to enter into this Agreement and perform its duties under this Agreement;

(iv) this Agreement, when executed and delivered, will constitute a legal, valid and binding obligation, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties;

(v) it has implemented, and shall maintain through the term of this Agreement, reasonably designed business continuity, data protection, and cybersecurity policies and procedures, including reasonably appropriate and documented administrative, technical and physical measures to protect Confidential Information against accidental or unlawful destruction, alteration, or unauthorized disclosure or access; and

(vi) it, at its own expense, shall maintain insurance coverage in full force and effect, in an amount necessary and appropriate with respect to its business.

(b) The Client represents and warrants to Foreside that with respect to Client Data:

(i) to the best of its knowledge and after reasonable investigation and due inquiry, all Client Data is and shall be true and correct at all times during the term of this Agreement;

(ii) the Client shall ensure the accuracy and completeness of all Client Data;

(iii) Foreside shall be entitled to rely upon and assume, without independent verification, the accuracy and completeness of all Client Data and shall have no obligation to verify the accuracy or completeness of any such Client Data); and

(iv) Client agrees and understands that any inaccuracies in the Client Data are the sole responsibility of the Client and not Foreside.

(c) FORESIDE MAKES NO WARRANTY WHATSOEVER WITH RESPECT TO THE SERVICES INCLUDING ANY (A) WARRANTY OF MERCHANTABILITY; OR (B) WARRANTY OF FITNESS FOR A, PARTICULAR PURPOSE; OR (C) WARRANTY OF TITLE; OR (D) WARRANTY AGAINST INFRINGEMENT OF INTELLECTUAL PROPERTY RIGHTS OF A THIRD PARTY; WHETHER EXPRESS OR IMPLIED BY LAW, COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE OF TRADE, OR OTHERWISE.

SECTION 7. EFFECTIVENESS, DURATION, TERMINATION

(a) The Agreement shall be effective as of the Effective Date, or when Foreside began providing Services, whichever is earlier. The Agreement shall remain in full force and effect unless terminated in accordance with Section 7 of this Agreement.

(b) This Agreement may be terminated at any time, without the payment of any penalty (i) by the Client upon 30 days' written notice to Foreside or (ii) by Foreside upon 30 days' written notice to the Client.

SECTION 8. CONFIDENTIALITY

During the term of this Agreement, each Party may have access to Confidential Information relating to matters such as the other Party's business, procedures, personnel, and/or clients. The Receiving Party will protect the Disclosing Party's Confidential Information with at least the same degree of care the Receiving Party uses with respect to its own Confidential Information, and will not use the Disclosing Party's Confidential Information other than in connection with the Receiving Party's duties and obligations hereunder. The Receiving Party may not disclose the Disclosing Party's Confidential Information unless (i) such disclosure is required by law, regulation or legal process, or if required by any regulatory agency with jurisdiction over the Receiving Party; (ii) it is advised by counsel that it may incur liability for failure to make such disclosure; (iii) such disclosure is requested by the Disclosing Party, (iv) such disclosure is necessary to perform its duties and obligations under this Agreement, or (v) such disclosure is in response to a routine examination of the Receiving Party by a regulatory or self-regulatory agency with jurisdiction over the receiving party; provided that in the event of (i) or (ii) the Receiving Party shall give the Disclosing Party reasonable prior notice of such disclosure to the extent permitted by applicable law and shall reasonably cooperate with the Disclosing Party (at such other Disclosing Party's expense) in any efforts to prevent such disclosure.

SECTION 9. FORCE MAJEURE

Neither Party shall be responsible or liable for any failure or delay in the performance of its obligations under this Agreement arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control including, without limitation, acts of civil or military authority, national emergencies, fire, mechanical breakdowns, flood or catastrophe, epidemics or pandemics, acts of God, insurrection, war, riots or failure of the mails, transportation, communication system or power supply.

SECTION 10. INTELLECTUAL PROPERTY

Ownership of all Intellectual Property used in connection with this Agreement will be determined as follows:

(a) Client retains and owns all right, title, and interest in and to all Client Data and any and all of its own Intellectual Property that it may provide to Foreside as Confidential Information during the term of this Agreement, and no ownership interest in any Client Data is transferred or conveyed to Foreside by virtue of this Agreement.

(b) Foreside retains and owns all right, title, and interest in and to all Foreside's Intellectual Property (i) provided to Client as Confidential Information during the term of this Agreement, or (ii) used in connection with this Agreement, including but not limited to any Technology to which Client has access in connection with this Agreement. Client agrees that it shall not (i) reverse engineer, decompile, or otherwise attempt to derive source code from any Technology of Foreside, or any other technology platform or software application, to which Client has access in connection with this Agreement, (ii) reproduce, modify, or prepare derivative works of any Technology of Foreside, or any other technology platform or software application, to which Client has access, or (iii) share, allow access to, rent, or lease any Technology of Foreside, or any other technology platform or software application to which Client has access in connection with this Agreement, or use Foreside's Technology as a standalone offering.

(c) Title to each party's Confidential Information and Intellectual Property shall remain with the owning party. Neither party shall have any ownership rights to the other's Confidential Information or Intellectual Property but will have the right to use such information in accordance with the terms and conditions of this Agreement

(d) Any work product, know-how, and other materials that are developed or prepared by Foreside under this Agreement in the course of performing the Services, shall be owned by Foreside, provided, however, that the Client shall own all final deliverables provided to the Client by Foreside.

SECTION 11. AMENDMENT

No amendment to this Agreement shall be valid unless made in writing and executed by the Parties.

SECTION 12. MISCELLANEOUS

(a) This Agreement shall be governed by, and the provisions of this Agreement shall be construed and interpreted under and in accordance with, the laws of the State of Delaware, without regard to the conflict of laws provisions thereof.

(b) This agreement may be executed by the parties in any number of counterparts, and all of the counterparts taken together shall be deemed to constitute one and the same instrument.

(c) During the term of this Agreement, and for a period of two (2) years from termination date of this Agreement, each Party agrees not to directly or indirectly solicit or hire any employee or agent of the other Party. This provision does not prohibit hiring of a Party's employee who is identified solely as a result of their response to a general advertisement by the hiring Party in a publication of trade or industry interest or other similar general solicitation.

(d) If a dispute arises from this Agreement, or the breach thereof, and such dispute cannot be settled through direct discussions between the Parties, the Parties agree to settle the dispute exclusively by arbitration conducted by the American Arbitration Association in accordance with its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. Any arbitration shall be governed by the laws of the State of Delaware. Except as may be required by law, neither Party may disclose the existence, content, or results of any arbitration hereunder without the prior written consent of the other Party.

(e) If any part, term or provision of this Agreement is held to be illegal, in conflict with any law or otherwise invalid, the remaining portion or portions shall be considered severable and not be affected, and the rights and obligations of the Parties shall be construed and enforced as if this Agreement did not contain the particular part, term or provision held to be illegal or invalid.

(t) This Agreement shall be construed as if drafted jointly by both Foreside and Client and no presumptions shall arise favoring any Party by virtue of authorship of any provision of this Agreement.

(g) Section headings in this Agreement are included for convenience only and are not to be used to construe or interpret this Agreement.

(h) Any notice required or permitted to be given hereunder by either Party to the other shall be deemed sufficiently given if in writing and personally delivered or sent by facsimile, e-mail, or registered, certified or overnight mail, postage prepaid, addressed by the Party giving such notice to the other Party at the address furnished below unless and until modified by Foreside or Client, as the case may be. Notice shall be given to each Party at the following address, as amended from time to time:

(i) To Foreside:	(ii) To Client:
Foreside Distributors, LLC Three Canal Plaza, Suite 100 Portland, Maine 0410 I Attn: Legal Department Phone: 207.553.7110 Fax: 207.553.7151 Email: legal@foreside.com	Austin Atlantic Asset Management Co. 1 Alhambra Plaza, Suite I 00 Coral Gables, Florida 33134 Attn: Aaron Rodriguez/ CFO Phone: (305) 677-7534 Fax: Email: arodriguez@austinatlantic.com

(i) This Agreement has been negotiated and executed by the Parties in English. In the event any translation of this Agreement is prepared for convenience or any other purpose, the provisions of the English version shall prevail.

(j) Nothing herein shall be deemed to limit or restrict Foreside's right, or the right of any of Foreside's managers, officers or employees, to engage in any other business or to devote time and attention to the management or other aspects of any other business, whether of a similar or dissimilar nature, or to render services of any kind to any other corporation, trust, firm, individual or association.

(k) The provisions of Sections 4,5,7,8, 10 and 12 shall survive any termination of this Agreement.

(l) Neither Party may assign its rights or obligations under this Agreement (in whole or in part) without the prior written consent of the other Party, such consent not to be unreasonably withheld, conditioned, or delayed; provided, however, that either Party may assign its rights and obligations hereunder (in whole, but not in part) without the other Party's consent to an entity acquiring all, or substantially all, of the assigning Party's assets or business or to an affiliate of the assigning Party so long as (i) the acquiring entity is able to comply with and fulfill the duties and obligations of the assigning Party under this Agreement, and (ii) the other Party to this Agreement is not adversely affected by such assignment. If a Party assigns its rights or obligations hereunder to an affiliate, the assigning Party or affiliate shall notify the other Party hereto of the change. Any purported assignment in violation of the provisions hereof shall be null and void. All terms and provisions of this Agreement shall be binding upon, inure to the benefit of and be enforceable by the respective successors and permitted assigns of the Parties hereto.

(m) This Agreement is for the sole benefit of the Parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of the terms of this Agreement.

(n) This Agreement sets forth the entire understanding between Foreside and the Client with respect to the subject matter set forth in this Agreement, and supersedes any and all prior or contemporaneous representations, discussions, negotiations, letters, proposals, agreements, and understandings between Foreside and the Client with respect to the subject matter contained in the Agreement, whether written or oral.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed in their names and on their behalf by and through their duly authorized officers as of the date below. For the sake of clarity, the Client represents and warrants to Foreside that it has reviewed and understands this Agreement. including the limitation of liability and indemnification Section of this Agreement.

Foreside Distributors, LLC		Austin Atlantic Asset Management Co.

By:	/s/ Mark Fairbanks	By:	/s/ Aaron Rodriguez

Printed Name: Mark Fairbanks		Printed Name: Aaron Rodriguez

Title:	Vice President	Title:	CFO

EXHIBIT A

Service & Fee Appendix for

NSCC MUTUAL FUND PROFILE SERVICE II AGREEMENT

SERVICES

Foreside will provide the following NSCC Mutual Fund Profile Service II services:

—	Populate Management Company, fund portfolio and share class data via the NSCC’s Profile Service;
—	Monitor fund communications and update Profile Service data as necessary;
—	Respond to and address Profile Service enhancements in accordance with industry best practices;
—	Handle inquiries from the intermediary community related to Profile Service data; and
—	Act as a liaison between the Management Company and the NSCC on all issues related to the Profile Service.

FEES*

[Intentionally Omitted]

*	The Funds covered under this Agreement are listed on Exhibit B attached hereto. In addition to the fees set forth above, Client shall reimburse Foreside for all reasonable out-of-pocket expenses.

For the Services provided under this Agreement, the Client shall pay to Foreside the fees and expenses specified above. Such compensation will be calculated by Foreside in arrears and such fees and expenses shall be due upon receipt of an invoice by the Client from Foreside. Invoices for fees and expenses due to Foreside shall be sent to the address furnished below unless and until changed by Client (Client to provide reasonable advance notice of any change of billing address to Foreside):

Austin Atlantic Asset Management Co.

Attn: Aaron N. Rodriguez

1 Alhambra Plaza, Suite 100, Coral Gables, Florida 33134

Phone: (305) 677-7534

Email: arodriquez@austinatlantic.com

EXHIBITB

FUND LIST

Fund Family #	FFAMILY	CUSIP	Desc
6641	AMF FUNDS	045419850	AAAMCO ULTRASHORT FINANCING FUND CLASS I
6641	AMF FUNDS	45419868	AAAMCO ULTRASHORT FINANCING FUND CLASS Y
6641	AMF FUNDS	45419801	AMF LARGE CAP EQUITY FUND
6641	AMF FUNDS	45419884	AMF LARGE CAP EQUITY FUND CLASS H